UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

026852W10

(CUSIP Number)

Xin Zhou
Kanrich Holdings Limited
On Chance Inc.
Jun Heng Investment Limited
c/o 11/F Qiushi Building
No. 383 Guangyan Road
Zhabei District
Shanghai 200072
People’s Republic of China
Phone: +86 21 6133-0808
Facsimile: +86 21 6133-0707

Neil Nanpeng Shen Smart Create Group Limited Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong Phone: +852 2501-8989 Facsimile: +852 2501 5249	SINA Corporation 20/F Ideal International Plaza No. 58 North 4th Ring Road West Haidian District, Beijing People’s Republic of China Phone: +86 10 8262-8888 Facsimile: +86 10 8260-7073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Phone: +852 3740-4700	Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, California 90071 Phone: (213) 687-5000

April 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* This Schedule 13D constitutes Amendment No. 6 to the Schedule 13D on behalf of Mr. Xin Zhou dated April 1, 2013, Amendment No. 6 to the Schedule 13D on behalf of Kanrich Holdings Limited dated April 1, 2013, Amendment No. 2 to the Schedule 13D on behalf of On Chance Inc. dated June 19, 2015, Amendment No. 2 to the Schedule 13D on behalf of Jun Heng Investment Limited dated June 19, 2015, Amendment No. 2 to the Schedule 13D on behalf of Mr. Neil Nanpeng Shen dated June 19, 2015, Amendment No. 2 to the Schedule 13D on behalf of Smart Create Group Limited dated June 19, 2015, Amendment No. 2 to the Schedule 13D on behalf of Smart Master International Limited dated June 19, 2015, and Amendment No. 4 to the Schedule 13D on behalf of SINA Corporation dated April 30, 2012.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10	Page	2	of	15	Pages

1	Names of Reporting Persons Xin Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,533,000 ordinary shares
	8	Shared Voting Power 31,519,925 ordinary shares
	9	Sole Dispositive Power 3,533,000 ordinary shares
	10	Shared Dispositive Power 31,519,925 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,052,925 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	3	of	15	Pages

1	Names of Reporting Persons Kanrich Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,790,125 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,790,125 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,790,125 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	4	of	15	Pages

1	Names of Reporting Persons On Chance Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,729,800 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,729,800 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,729,800 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	5	of	15	Pages

1	Names of Reporting Persons Jun Heng Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,665,000 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,665,000 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,665,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	6	of	15	Pages

1	Names of Reporting Persons Neil Nanpeng Shen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,663,363 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,663,363 ordinary shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,663,363 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	7	of	15	Pages

1	Names of Reporting Persons Smart Create Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,084,874 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,084,874 ordinary shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,874 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	8	of	15	Pages

1	Names of Reporting Persons Smart Master International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,363,939 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,363,939 ordinary shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,939 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	9	of	15	Pages

1	Names of Reporting Persons SINA Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,333,740 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,333,740 ordinary shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,333,740 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	10	of	15	Pages

Item 1.   Security and Issuer.

This amendment No. 6 to statement on Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on April 1, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on March 31, 2014, Amendment No. 2 filed on March 30, 2015, Amendment No. 3 filed on June 9, 2015, Amendment No. 4 filed on June 19, 2015, and Amendment No. 5 filed on November 2, 2015 (together with the Original Schedule 13D, the “Schedule 13D”), which relates to the ordinary shares, par value $0.001 per share (the “Shares”), of E-House (China) Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.

Except as provided herein, this statement does not modify any of the information previously reported on the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated by the following:

Pursuant to an agreement and plan of merger, dated April 15, 2016 (the “Merger Agreement”), by and among E-House Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Island (“Parent”), E-House Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Island and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, subject to the terms thereof, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Surviving Company”). The information disclosed in this paragraph is qualified in its entity by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.02 and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$6.85 in cash per Share, or US$6.85 per ADS of the Company, approximately US$561.9 million will be expended in acquiring approximately 79.3 million outstanding Shares, including Shares represented by ADSs, and to settle the outstanding options to purchase Shares (the “Company Options”) and restricted share awards (the “Company Restricted Shares”) granted under the Company’s currently effective share incentive plan (the “Share Incentive Plan”).

The Merger and other transactions contemplated by the Merger Agreement will be financed with a combination of new equity contributed to Parent by Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA Corporation (“SINA”) pursuant to the Equity Commitment Letters (as defined below) and debt financing from the Lender (as defined below) pursuant to the Debt Commitment Letter (as defined below). The information disclosed in this paragraph is qualified in its entity by reference to (i) the Equity Commitment Letters, copies of which are separately filed as Exhibit 7.03, Exhibit 7.04 and Exhibit 7.05, and are incorporated herein by reference in their entirety, and (ii) the Debt Commitment Letter, a copy of which is filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

CUSIP No.	026852W10	Page	11	of	15	Pages

The information set forth in or incorporated by reference in Item 4 below is incorporated by reference in its entirety in this Item 3.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Merger Agreement

On April 15, 2016, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares (as defined below) and (ii) Shares owned by any shareholder of the Company who validly exercises, and has not effectively withdrawn or lost, such shareholder’s right to dissent from the Merger in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, will be cancelled and shall thereafter represent the right to receive an amount equal to US$6.85 in cash per Share, and each ADS issued and outstanding prior to the Effective Time (other than ADSs that represent the Excluded Shares) shall be cancelled in consideration for the right to receive US$6.85 in cash per ADS, in each case, without interest. “Excluded Shares” means, collectively, (i) the Shares (including ADSs corresponding to such Shares), the Company Options and the Company Restricted Shares beneficially owned by the Reporting Persons; (ii) Shares held by the Company or any of its subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the depositary bank and reserved for issuance and allocation pursuant to the Share Incentive Plan. Each of the Excluded Shares and ADSs representing the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor.

The consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including, among others, obtaining the requisite approval of the Company’s shareholders and other closing conditions, in each case, with respect to the transactions contemplated thereby and as set forth in the Merger Agreement. Pursuant to the Merger Agreement, the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Company’s shareholders requires a special resolution in accordance with Cayman Islands law by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”). The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

If the Merger is consummated, the Company’s ADSs will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and will be delisted from the New York Stock Exchange, the Company’s obligations to file periodic reports under the Act would be terminated and the Company will become a privately-held company beneficially owned by the Reporting Persons.

CUSIP No.	026852W10	Page	12	of	15	Pages

Equity Commitment Letters

Concurrently with the execution of the Merger Agreement, each of Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA entered into an equity commitment letter dated April 15, 2016 (each an “Equity Commitment Letter”, collectively the “Equity Commitment Letters”) with Parent, pursuant to which, Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA will provide equity financing in an aggregate amount of approximately US$325.0 million to Parent to consummate the Merger and pay other fees and expenses related to the Merger.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch (the “Lender”) entered into a debt commitment letter dated April 15, 2016 (the “Debt Commitment Letter”), pursuant to which the Lender commits to underwrite a term facility of up to US$350.0 million under the terms and subject to the conditions of the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, each of Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA entered into a limited guarantee dated April 15, 2016 (the “Limited Guarantee”) in favor of the Company with respect to the payment obligations of Parent for the termination fee and other reimbursement, interest, indemnification and expense obligations of Parent under the Merger Agreement that may become payable to the Company by Parent under certain circumstances, as set forth in the Merger Agreement.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Parent and the Reporting Persons entered into a rollover agreement dated April 15, 2016 (the “Rollover Agreement”), pursuant to which Shares, Company Options and Company Restricted Shares held by the Reporting Persons will be cancelled without any consideration or distribution therefor and the Reporting Persons will subscribe for newly issued ordinary shares of Parent immediately prior to the merger.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Parent and the Reporting Persons entered into a voting agreement dated April 15, 2016 (the “Voting Agreement”), pursuant to which, each of the Rollover Shareholders agrees to cause its or his representative(s) to appear at such meeting or otherwise cause its or his Shares to be counted as present thereat for purposes of determining whether a quorum is present and vote or cause to be voted all of such Reporting Person’s Shares (i) for the authorization and approval of the Merger Agreement and the transactions contemplated thereby and any other matter necessary to effect the transactions contemplated by the Merger Agreement, (ii) against any competing transaction or any other transaction, proposal, agreement or action made in opposition to approval of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Reporting Person contained in the Voting Agreement, and (iv) in favor of any adjournment or postponement of the Company Shareholders’ Meeting as may be reasonably requested by Parent.

CUSIP No.	026852W10	Page	13	of	15	Pages

Second Amended Consortium Agreement

On April 15, 2016, the Consortium Members entered into a second amended and restated consortium agreement (the “Second Amended Consortium Agreement”), replacing the Amended Consortium Agreement dated as of November 2, 2015. Under the Second Amended Consortium Agreement, the Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to undertake the Proposed Transaction. In addition, the Consortium Members have agreed not to (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Shares of the Company, other than pursuant to the Share Incentive Plans of the Company. Further, the Consortium Members have agreed to incorporate Parent and cause Parent to incorporate a wholly-owned subsidiary of Parent to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member has agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute Shares of the Company owned by him/it or his/its affiliates to Parent. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, shareholders’ agreement of Parent and certain other agreements that would include provisions in relation to certain special obligations and right of SINA; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

The descriptions of the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Limited Guarantee, the Rollover Agreement, the Voting Agreement and the Second Amended Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, each of the Equity Commitment Letters, the Debt Commitment Letter, the Limited Guarantee, the Rollover Agreement, the Voting Agreement and the Second Amended Consortium Agreement, which are filed as Exhibit 7.02, Exhibit 7.03, Exhibit 7.04, Exhibit 7.5, Exhibit 7.6, Exhibit 7.7, Exhibit 7.8, Exhibit 7.9 and Exhibit 7.10, respectively, and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Paragraph 4 of Item 5 of the Schedule 13D is hereby amended and restated by the following:

The 35,052,925 Shares beneficially owned by Mr. Xin Zhou comprise (i) 17,790,125 Shares beneficially owned by Kanrich as described below, (ii) 4,064,800 Shares beneficially owned by On Chance as described below, (iii) 9,665,000 Shares beneficially owned by Jun Heng as described below, and (iv) 350,000 Shares held by Mr. Zhou personally, (v) 3,183,000 Shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after April 15, 2016.

Paragraph 7 of Item 5 of the Schedule 13D is hereby amended and restated by the following:

The 3,663,363 Shares beneficially owned by Mr. Neil Nanpeng Shen comprise (i) 2,084,874 Shares directly held by Smart Create, a British Virgin Islands company solely owned and controlled by Mr. Shen, (ii) 1,363,939 Shares directly held by Smart Master, a British Virgin Islands company solely owned and controlled by Mr. Shen, (iii) 50,000 Shares personally held by Mr. Shen, and (iv) 164,550 Shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after April 15, 2016.

CUSIP No.	026852W10	Page	14	of	15	Pages

Paragraph 9 of Item 5 of the Schedule 13D is hereby amended and restated by the following:

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 142,620,205 Shares outstanding as of September 30, 2015 as disclosed in the Company’s earnings release for the fiscal quarter ended September 30, 2015 filed on Form 6-K with the U.S. Securities and Exchange Commission on November 19, 2015, which exclude Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s Share Incentive Plan.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Item 3 and Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

7.01(1)

Joint Filing Agreement, dated June 19, 2015, by and between Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and SINA Corporation (incorporated herein by reference to Exhibit I to the Amendment No. 4 to the Original Schedule 13D filed on June 19, 2015)

7.02

Agreement and Plan of Merger dated April 15, 2016, by and between E-House (China) Holdings Limited, E-House Holdings Ltd. and E-House Merger Sub Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed by the Company on April 15, 2016)

7.03	Equity Commitment Letter dated April 15, 2016, between E-House Holdings Ltd. and Mr. Xin Zhou

7.04	Equity Commitment Letter dated April 15, 2016, between E-House Holdings Ltd. and Mr. Neil Nanpeng Shen

7.05	Equity Commitment Letter dated April 15, 2016, between E-House Holdings Ltd. and SINA Corporation

7.06	Debt Commitment Letter dated April 15, 2016, by and between E-House Merger Sub Ltd. and Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch

7.07	Limited Guarantee dated April 15, 2016, by and between E-House (China) Holdings Limited, Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA Corporation

7.08

Rollover Agreement dated April 15, 2016, by and between E-House Holdings Ltd., Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and SINA Corporation

7.09

Voting Agreement dated April 15, 2016, by and between E-House Holdings Ltd., Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and SINA Corporation

7.10	Second Amended and Restated Consortium Agreement dated April 15, 2016, by and between Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA Corporation

(1) Filed previously.

CUSIP No.	026852W10	Page	15	of	15	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2016

Xin Zhou

/s/ Xin Zhou

Kanrich Holdings Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

On Chance Inc.

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

Jun Heng Investment Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen

Smart Create Group Limited

	By:	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director

Smart Master International Limited

	By:	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director

SINA Corporation

	By:	/s/ Charles Chao
	Name:	Charles Chao
	Title:	Chief Executive Officer